SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of February, March & April 2003.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: February 27, 2003 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

News Releases: February 2004

Technology / Cashless Transactions
February 27, 2004
Richmond, British Columbia, Canada

Amendment to February 25 Release

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), announces that pursuant to the news release of February 25, 2004 regarding fiscal year 2003-2004 revenue, that 2nd quarter revenue did increase, but that the figures in the news release were preliminary figures, and not fully accurate. The final figures have now been filed with SEDAR in Canada and EDGAR in the United States.

Total expenses for the period were actually reduced by 38.8% from $504,971 to $196,132 which, in turn, resulted in a 71.9% reduction of operating loss from $462,560 to $130,231. This report marks the second consecutive quarter of improved financials for QI Systems Inc. which anticipates enhanced sales results throughout the remainder of 2004.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements," and can be identified as such because the context of the statement will include words such as "expects," "anticipates," or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

News Releases: March 2004

Technology / Cashless Transactions
March 4, 2004
Richmond, British Columbia, Canada

QI Systems, Inc. Files Application with GPEB

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that the company has filed a registration application with the British Columbia Gaming Policy and Enforcement Branch seeking certification to provide goods and services to the gaming industry in British Columbia. The Gaming Policy and Enforcement Branch (GPEB) is authorized by the provincial government to oversee the implementation of policy related to the gaming industry, lotteries and horse racing. GPEB also conducts background investigations and registers companies to participate in the gaming sector.

GPEB reports that gaming operations in British Columbia produced approximately $2 billion CN in revenue annually, representing approximately 10% of the total gaming revenue in Canada. While the per capita spending on gaming in BC increased by 235% between 2000 and 2002, the 2002 average of $451 per adult was one of the lowest per capita wagering rates in Canada. This rate is expected to climb dramatically in the coming years as the number and size of casinos in the province increase. Currently BC casinos are smaller that the facilities in most other provinces.

QI Systems, Inc. intends to position the company to capitalize on the anticipated growth in the BC gaming industry, offering smart card solutions and technical assistance to various gaming operations.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements," and can be identified as such because the context of the statement will include words such as "expects," "anticipates," or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions
March 11, 2004
Richmond, British Columbia, Canada

Another City Switches to QI Water Control System

QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announce that it will be delivering a Ranch Water Control system during March to the City of Loveland , Colorado. The Loveland system is modeled on the Ranch Water Control installation done last year just a few miles up Highway 287 in the City of Fort Collins. Although the systems are visually identical, users will find that cards from one city will not be accepted at the other.

The Loveland system will incorporate one additional feature not used at Fort Collins. At Fort Collins all cards are sold and revalued through automated self-serve equipment. The Loveland installation will incorporate the same fully automated self-serve 24 / 7 capabilities as Fort Collins. It will also include a countertop card revalue station which will allow City staff to read a card balance and to add value to a card separately from the self serve system.

The countertop revalue station is an implementation of the proprietary QI SmartKit Console product line. The same QI SmartKit Console revalue stations are used in other stored value card payment applications. For example, they are used for revaluing cards for the City of San Diego on-street parking meter program.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems, Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements," and can be identified as such because the context of the statement will include words such as "expects," "anticipates," or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

CONTACT:
TEL: 604.248-2301 ~ Steven R. Garman, President & CEO
FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions
March 30, 2004
Richmond, British Columbia, Canada

QI Systems Attends NIGA Meeting

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), announced today that the company will be attending the National Indian Gaming Association's 13th Annual Trade Show and Convention to be held in Albuquerque, New Mexico April 4-7, 2004. The NIGA convention is the largest show in the Indian gaming industry. QI Systems personnel will be present at NIGA's technical exhibit that will be held at the Albuquerque Convention Center. NIGA has announced that 3500 attendees have pre-registered for the meeting that will feature 500 technical exhibits and more than a hundred seminars, training courses, roundtables and certification programs.

The federal government recognizes 562 different Indian Tribes in the United States and 224 of these tribes are engaged in the gaming industry. There are 354 Indian gaming operations in the country producing $14.5 billion in annual revenue. The tribal gaming revenue represents 21% of the total American gaming revenue.

The National Indian Gaming Association host the Annual Trade Show and Convention, as well as sponsoring the American Indian Gambling and Casino Information Center that is a clearing house and educational, legislative and public policy resource for tribes, policymakers and the public on Indian gaming issues and tribal community development.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements," and can be identified as such because the context of the statement will include words such as "expects," "anticipates," or words of similar import. Statements describing the Company's future plans, objectives or goals are also forward-looking statements, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

CONTACT:
TEL: 604.248-2301 ~ Steven R. Garman, President & CEO
FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

News Releases: April 2004

Technology / Cashless Transactions
April 6, 2004
Richmond, British Columbia, Canada

QI Systems, Inc. Signs United States Sales Partnership
QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), announced today that it has signed a sales licensing agreement with NACAHA, Inc. of Dallas, Texas USA. The license covers the sale of smart card systems and related products to the gaming industry, and for other applications, within the United States. QI Systems will manufacture equipment for NACAHA, and provide customer service and sales support for its products. NACAHA will market the company's smart card solutions, selling equipment under the QI Systems name.

NACAHA, Inc. is a newly incorporated marketing company recognized by the United States federal government as a Native American owned corporation. NACAHA's majority owner is a descendent of members of the Creek Indian Nation. NACAHA is registered with the MBDC (Minority Business Development Counsel) and holds a federally recognized Native American Tribe Card. The company is currently in the process of being certified by the MBDC as a disadvantaged minority owned corporation. This status will provide NACAHA with specific business advantages through federal initiatives such as the Department of Defense Indian Incentive Program, and others.

NACAHA intends to initially target the 279 Native American owned tribal gaming corporations within the United States. In aggregate, these businesses have annual revenues exceeding $8 billion dollars. In addition, NACAHA plans to respond to the National Indian Gaming Commission's Contract Solicitation for technical support for the Native American gaming industry.

NACAHA's President, Susan N. Gallemore, stated "We are extremely delighted to have the opportunity to work with QI Systems because of the quality of their products and their excellent reputation in the smart card industry. We look forward to aggressively promoting their technology and believe that there is a tremendous opportunity in the United States to market QI's high level of technical expertise. We feel confident that the marketplace will see a significant advantage in working with a federally recognized disadvantage minority owned business that can provide such sophisticated technology."

Some matters discussed in this press release are forward-looking, and are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update them.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions
April 7, 2004
Richmond, British Columbia, Canada

January 28 Private Placement Has Closed

QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), reported today that the Company's non-brokered private placement for 2,727,273 shares announced January 28, 2004 and accepted by the TSX Venture Exchange on March 30, 2004 is now closed. The securities issued as part of this offering are priced at $0.22US per share, and are subject to a hold period of four months and one day pursuant to TSX Venture Exchange policy, with the hold period expiring on August 2, 2004. The placement also gives the 21 placees the option to exercise warrants on an additional 2,727,273 shares after a hold period of 121 days.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

CONTACT:
TEL: 604.248-2301 ~ Steven R. Garman, President & CEO
FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca

Technology / Cashless Transactions
April 8, 2004
Richmond, British Columbia, Canada

QI Systems Receives Production Release from Cale Systems

QI Systems Inc. of Richmond, British Columbia, Canada (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, reported today that the company has received an immediate release from Cale Systems, Inc. for the production of a substantial number of hybrid payment terminals. The production release is part of a blanket order from Cale for 525 units received earlier this month. The units released for production represent sales revenue for QI Systems of approximately $150,000 US. Cale plans to take delivery of the remaining units before the end of the year and anticipates placing additional payment terminal orders with QI in the near future. The QI Systems readers are for use in Cale equipment being placed at sites throughout North America.

Cale Systems, Inc. is a Montreal, Quebec firm that distributes and assembles metered parking devices manufactured by CALE of Sweden. Cale is recognized as one of North America's premier metered parking equipment companies. Since early 2000, QI Systems and Cale have worked together to provide the parking industry with state-of-the-art smart card payment solutions.

QI Systems Inc. (http://www.qisystems.ca) designs hardware and software for the rapidly expanding smart card industry. The company is a world leader in supplying top-to-bottom solutions for smart card applications in a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements." and can be identified as such because the context of the statement will include words such as "expects," "anticipates," or words of similar import, or will describe the Company's future plans, objectives or goals. These statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause results to differ materially from those currently anticipated. Statements made herein are made as of the date of this press release and the Company undertakes no obligation to publicly update them.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO, QI Systems Inc. ~ TEL: 604.248-2301 ~ EMAIL: info@qisystems.ca

Technology / Cashless Transactions
Wednesday, April 14, 2004
Richmond, British Columbia, Canada

QI Systems' Sales Partner Launches Tribal Marketing Effort

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that its United States sales partner, NACAHA, Inc. of Dallas, Texas, has launched a marketing campaign featuring QI's smart card systems. NACAHA has targeted tribal gaming casinos in the USA and is currently contacting Native American governing bodies announcing the partnership with QI Systems.

Native American gaming corporations within the United States have annual revenues exceeding $8 billion dollars. NACAHA's President, Susan N. Gallemore, stated: "Tribal operations have been historically under-served by high tech companies and we plan to leverage our position as an Indian owned corporation to supply the Native American gaming industry with QI's cutting edge smart card technology. NACAHA is recognized by the Minority Business Development Counsel as an MBE (Minority Business Enterprise) and holds a federally issued Native American Tribal Card. This fact should open doors for us in the tribal gaming industry. The National Indian Gaming Commission is currently soliciting for technical support to assist the Native American gaming industry and we are in an excellent position to respond."

NACAHA, Inc. will market smart card solutions that are developed, designed, manufactured and serviced exclusively by QI Systems, Inc.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO, QI Systems Inc. ~ TEL: 604.248-2301 ~ EMAIL: info@qisystems.ca

Technology / Cashless Transactions
April 20, 2004
Richmond, British Columbia, Canada

QI Systems Increases Global Marketing Efforts

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that the company has launched a new sales and marketing effort, both domestically and internationally. The company is promoting its memory card technology utilizing informational programs, direct sales contact and an enhanced market presence. As a result, QI Systems is experiencing heightened market awareness and is currently being featured by two separate Web-based stock information services.

HotStockChat.com provides daily information on OCTBB, NASDAQ and AMEX companies, featuring interviews with officials of companies that are highly placed in their industry and providing backgrounds on companies deemed to be of interest to the marketplace. HotStockChat.com is currently featuring a profile of QI Systems Inc. and offers an audio interview with President and CEO, Steven R. Garman.

The MacReport.net is an information and media company that offers a Web based forum for public and private companies of merit, providing audio and video news contacts to the business, financial and investment community. MacReport.net is presently featuring a video report on QI Systems Inc., along with a profile of the company.

Currently, QI Systems is preparing for a renewed presence in high level trade associations, such as ACT Canada and Card Tech / Secure Tech, and is planning to attend several major technical meetings during the coming year. In addition, the company plans to seek promotional opportunities in key trade journals and publications.

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO, QI Systems Inc. ~ TEL: 604.248-2301 ~ EMAIL: info@qisystems.ca

Technology / Cashless Transactions
April 27, 2004
Richmond, British Columbia, Canada

QI Systems Forms New Subsidiary

QI Systems Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), announced today that the company has formed a new United States corporation named QI Systems International, Inc. The new Texas based company will have a Dallas area business address. QI Systems International will operate as a wholly owned subsidiary of QI Systems Inc. (Canada) and will serve primarily as a vehicle for the formation of sales and marketing partnerships in the United States.

QI Systems Inc. Board Chairman, Matthew Yugovich, stated, "With the launch of the United States subsidiary, we are moving QI Systems' sales and marketing efforts to a new level. QI Systems International will strengthen our North American visibility and will give us a solid presence in the lucrative US market."

Steven Garman, President and CEO of QI Systems Inc., will additionally serve as President and CEO of the subsidiary. Mr. Garman commented, "QI Systems International will greatly enhance our ability to attract new business and develop partnerships in the United States. The formation of the new entity will have no effect on our present operation in Canada as our Vancouver facility will remain the center of QI's design, development and manufacturing activities. The subsidiary gives us another tool to use when marketing the company's ability to provide high level smart card applications".

QI Systems Inc. designs hardware and software for the smart card industry, supplying top-to-bottoms applications for a wide variety of industries. QI Systems Inc. has a high level of expertise in delivering stored value solutions for specialized needs.

Matters discussed in this press release are "forward-looking statements" and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Steven R. Garman, President & CEO ~ TEL: 604.248-2301 ~ FAX: 604.248.2306 ~ INTERNET: http://www.qisystems.ca